BP 3/11

09059597

SEC IISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Execution Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bart McCain (214) 765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. McCain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Execution Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Peggy Ann Klock

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penson Execution Services, Inc.

Contents

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report

Stockholder and Board of Directors
Penson Execution Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Execution Services, Inc. (the "Company"), a wholly owned subsidiary of SAI Holdings, Inc., as of December 31, 2008, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Execution Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 25, 2009

Penson Execution Services, Inc.
Statement of Financial Condition
December 31, 2008

Assets:	
Cash and cash equivalents	$ 287,713
Other asset	23,000
TOTAL ASSETS	$ 310,713
Liabilities:	
Payable to parent	$ 97,283
Stockholder's Equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	250,929
Retained deficit	(38,499)
TOTAL STOCKHOLDER'S EQUITY	213,430
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 310,713

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Operations
Year Ended December 31, 2008

Revenues:		
Interest	$	5,831
Expenses:		
Write-down of Chicago Stock Exchange membership to fair value		10,000
Net loss	$	(4,169)

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balance at December 31, 2007	$ 1,000	$ 250,929	$ (34,330)	$ 217,599
Net loss	—	—	(4,169)	(4,169)
Balance at December 31, 2008	$ 1,000	$ 250,929	$ (38,499)	$ 213,430

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:	
Net loss	$ (4,169)
Adjustments for non-cash items:	
Write-down of Chicago Stock Exchange membership to fair value	10,000
Net cash provided by operating activities	5,831
Net increase in cash	5,831
Cash and cash equivalents at beginning of year	281,882
Cash and cash equivalents at end of year	$ 287,713

See accompanying notes to financial statements.

Penson Execution Services, Inc.
December 31, 2008
Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Execution Services, Inc., formerly known as SAH, Inc. ("PES" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Chicago Stock Exchange. PES was incorporated on July 26, 2001. PES has no operations. PES is a wholly owned subsidiary of SAI Holdings, Inc. ("SAI") which is in turn a wholly owned subsidiary of Penson Worldwide, Inc. ("PWI").

Penson Financial Services, Inc. ("PFSI") is a broker-dealer registered with the SEC, a member of the Financial Industry Regulatory Authority ("FINRA"), and is licensed to do business in all fifty states of the United States of America. The Company has an agreement with PFSI to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Other Asset – Other asset represents stock in CHX, Holdings Inc. ("CHX") which was formerly a seat on the Chicago Stock Exchange. The carrying value of the stock approximates its fair value. The Chicago Stock Exchange de-mutualized and, as a result of the de-mutuzalization, the Company received 1,000 shares of stock in CHX. The Company periodically reviews the carrying value of its investment for possible impairment. As of December 31, 2008 the Company recorded an impairment charge of $10,000 as a result of an other-than-temporary impairment.

Income Tax - The Company is included in the consolidated federal and state returns filed by PWI. Due to the Company's insignificant operating income, no separate tax provision has been made by the Company.

Comprehensive Income – Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive loss is the same as the reported net loss for the year ended December 31, 2008.

NOTE 3 – TRANSACTIONS WITH RELATED PARTIES

The Company's cash balance is invested in a money market account that is held in the Company's account with PFSI.

PFSI pays all expenses related to the Company's operations including audit fees and membership fees of the Chicago Stock Exchange which are estimated to be less than $10,000.

The $97,283 payable at December 31, 2008 to SAI was the amount paid for the seat on the former Chicago Stock Exchange.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-l"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $184,676 and was $84,676 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.

NOTE 5 – SEC RULE 15c3-3

The Company handled no customer securities or accounts during the year ended December 31, 2008, and accordingly, is not subject to the requirements under SEC Rule 15c3-3. The Company is also exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SUPPLEMENTARY INFORMATION

Penson Execution Services, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net Capital:	
Total stockholder's equity	$ 213,430
Deductions and/or charges:	
Other assets	(23,000)
Haircut	(5,754)
Net capital	$ 184,676
Computation of Basic Net Capital Requirement:	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 6,486
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 84,676
Aggregate indebtedness	$ 97,283
Ratio of aggregate indebtedness to net capital	0.53 to 1

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder and Board of Directors
Penson Execution Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Execution Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formally the National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 25, 2009